UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 OCTOBER 2019

Commission File number 001-35079

LLOYDS BANK plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement (File no. 333-231902-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and / or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s or Lloyds Banking Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s or Lloyds Banking Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s or Lloyds Banking Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward-looking statements.

Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2019 and is being incorporated by reference into the Registration Statement with File no. 333-231902-01.

The current period and comparative information included in the consolidated financial statements presented in this Form 6-K differs from that provided in the Group’s UK results for the nine months ended 30 September 2019. As reported in the Group’s 2018 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Group’s 2018 UK Annual Report and Accounts and its 2018 Form 20-F resulted in the charge recognised in respect of PPI complaints in the Group’s 2018 Form 20-F being £649 million greater than that recorded in the Group’s 2018 UK Annual Report and Accounts. Consequently, the charge recognised by the Group in its UK results for the nine months ended 30 September 2019 is £649 million greater than in this Form 6-K.

BASIS OF PRESENTATION

This release covers the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group) for the nine months ended 30 September 2019.

Accounting policies

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2018 Annual Report on Form 20-F.

The Group adopted IFRS 16 Leases from 1 January 2019 and as permitted elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; as required under this option comparative information has not been restated. Upon initial application the Group recognised a right-of-use asset of £1.7 billion (after offsetting existing lease liabilities) and a corresponding lease obligation of £1.8 billion; there was no impact on shareholders’ equity.

The Group has also implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously recognised in equity, is now reported within the tax charge in the income statement. Comparatives have been restated, reducing the tax charge and increasing profit for the nine months ended 30 September 2018 by £55 million; there is no impact on shareholders’ equity.

FINANCIAL REVIEW

Income statement

During the nine months to 30 September 2019, the Group recorded a profit before tax of £3,211 million compared with a profit before tax from its continuing operations in the nine months to 30 September 2018 of £3,750 million, a decrease of £539 million or 14 per cent, largely due to a charge of £1,800 million in respect of payment protection insurance compared to £546 million for the corresponding period in 2018. The Bank sold its subsidiary, Scottish Widows Group Limited, to its ultimate holding company during May 2018; due to the significance of the Scottish Widows entities they have been classified as discontinued operations in the comparative figures. The profitability of the Group has also been affected by the sales in May and September 2018 of those elements of its business required to be transferred in order to ensure compliance with ring-fencing legislation, to fellow Lloyds Banking Group undertakings. Comparative figures have not been adjusted for the effect of these sales, impacting comparisons between the two periods.

Total income increased by £52 million, to £12,929 million in the nine months to 30 September 2019 compared with £12,877 million in the nine months to 30 September 2018; a £407 million decrease in net interest income was more than offset by an increase of £459 million in other income.

Net interest income was £9,153 million in the nine months to 30 September 2019, a decrease of £407 million, or 4 per cent, compared to £9,560 million in the nine months to 30 September 2018 as a result of both a decrease in net interest margin, with the benefit of lower deposit costs, higher current account balances and a small benefit from aligning MBNA credit card terms to other brands across the Group more than offset by continued pressure on asset margins. Average interest-earning assets were also lower as growth in targeted segments was more than offset by lower balances in the closed mortgage book and the impact of the business transfers and sale of the Irish mortgage portfolio in the first half of 2018.

Other income was £459 million, or 14 per cent, higher at £3,776 million in the nine months to 30 September 2019 compared to £3,317 million in the nine months to 30 September 2018; decreases in fee and other income following the transfers of businesses were offset by an increased level of recharges to other Lloyds Banking Group entities. During the nine months to 30 September 2019 the Bank realised a profit of £107 million on the sale of certain wealth management business to a fellow Lloyds Banking Group subsidiary and a profit of £16 million on the transfer of private client asset management business to Cazenove Capital.

Operating expenses increased by £334 million, or 4 per cent, to £8,739 million in the nine months to 30 September 2019 compared with £8,405 million in the nine months to 30 September 2018. There was a £1,110 million increase in regulatory provisions and a £776 million decrease in other operating expenses. The charge in respect of regulatory provisions was £1,997 million compared to £887 million in the nine months to 30 September 2018 mainly due to a charge of £1,800 million in respect of payment protection insurance (PPI), in the third quarter, largely driven by the significant increase in PPI information requests (PIRs) leading up to the deadline for submission of claims on 29 August 2019, a PPI provision linked to the Official Receiver and associated administration costs. The assessment of PIR volumes is now complete and this charge reflects this and the most recent data in terms of quality, which remains low, averaging around 10 per cent. There was also a charge of £197 million in respect of other conduct issues. Other operating expenses were £776 million, or 10 per cent, lower at £6,742 million in the nine months to 30 September 2019 compared to £7,518 million in the nine months to 30 September 2018 reflecting, in particular, a lower level of restructuring costs following the completion of the ring-fencing programme and the migration of MBNA.

The Group’s impairment charge, which assumes an orderly exit of the UK from the European Union, increased by £257 million, or 36 per cent, to £979 million in the nine months to 30 September 2019 compared with £722 million in the nine months to 30 September 2018, with the increase driven by a single large corporate charge in the third quarter and lower used car prices.

Profit for the period, after tax, was £2,157 million reflecting an effective tax rate of 32.8 per cent, up 4.8 per cent from 28.0 per cent on continuing operations in the prior year, principally due to non-deductible components of the additional PPI charge taken in the third quarter of 2019.

FINANCIAL REVIEW (continued)

Balance sheet and capital

Total assets were £2,584 million higher at £596,108 million at 30 September 2019 compared to £593,524 million at 31 December 2018. Financial assets at amortised cost increased by £16,620 million, to £491,329 million, compared to £474,709 million at 31 December 2018, mainly as a result of an increase of £15,640 million in customer reverse repurchase agreement balances held for liquidity purposes. Although there was growth in lending to targeted segments and an increase of £3.7 billion on acquisition of the Tesco mortgage portfolio, this was offset by a reduction in closed book mortgage balances. Financial assets at fair value through other comprehensive income were £2,528 million, or 10 per cent, higher at £26,896 million compared to £24,368 million at 31 December 2018. Other assets were £3,321 million higher at £23,006 million from £19,685 million in December 2018 and included a £1,431 million increase in property, plant and equipment and other intangible assets as the Group recognised a right-of-use asset of £1,655 million upon the adoption of IFRS 16 on 1 January 2019. These movements were largely offset by a reduction in financial assets at fair value through profit or loss which were £19,389 million lower at £3,867 million compared to £23,256 million at 31 December 2018 as a result of the run-down of trading book positions.

Total liabilities were £4,185 million higher at £557,959 million compared to £553,774 million at 31 December 2018. Customer deposits were £3,026 million, or 1 per cent, higher at £394,277 million compared to £391,251 million at 31 December 2018, as growth in retail current accounts and commercial deposits has been partly offset by reduced retail savings balances. Debt securities in issue were £12,478 million, or 19 per cent, higher at £77,011 million compared to £64,533 million at 31 December 2018 reflecting issuance for funding purposes. Other liabilities were £1,811 million higher at £12,489 million compared to £10,678 million at 31 December 2018 reflecting the lease liability recognised following the implementation of IFRS 16. These movements were offset by a reduction in financial liabilities at fair value through profit or loss which were £9,517 million lower at £8,213 million compared to £17,730 million at 31 December 2018 reflecting the reductions in trading book activity.

Total equity decreased by £1,601 million from £39,750 million at 31 December 2018 to £38,149 million at 30 September 2019, as the profit for the period of £2,157 million was more than offset by dividends paid in the period of £4,125 million.

The Group’s common equity tier 1 capital ratio reduced to 13.9 per cent (31 December 2018: 14.6 per cent), reflecting the reduction in shareholders’ equity following dividend payments in the period. The tier 1 capital ratio reduced to 16.9 per cent (31 December 2018: 18.0 per cent) and the total capital ratio reduced to 20.6 per cent (31 December 2018: 22.1 per cent).

Risk-weighted assets increased by £1,240 million, or 1 per cent, to £175,631 million at 30 September 2019, compared to £174,391 million at 31 December 2018, following the implementation of IFRS 16, mortgage model updates and the acquisition of the Tesco mortgage portfolio, offset in part through further optimisation of the Commercial Banking portfolio.

The Group’s UK leverage ratio reduced to 4.6 per cent (31 December 2018: 4.8 per cent).

CONSOLIDATED INCOME STATEMENT	Nine months ended 30 Sept 2019	Nine months ended 30 Sept 2018[1]
	£m	£m

Net interest income	9,153	9,560
Other income	3,776	3,317
Total income	12,929	12,877
Total operating expenses	(8,739)	(8,405)
Trading surplus	4,190	4,472
Impairment	(979)	(722)
Profit before tax – continuing operations	3,211	3,750
Taxation	(1,054)	(1,050)
Profit after tax – continuing operations	2,157	2,700
Profit after tax – discontinued operations	–	1,314
Profit for the period	2,157	4,014

Profit attributable to ordinary shareholders	1,915	3,774
Profit attributable to other equity holders	211	205
Profit attributable to equity holders	2,126	3,979
Profit attributable to non-controlling interests	31	35
Profit for the period	2,157	4,014

CONSOLIDATED BALANCE SHEET	At 30 Sept 2019[2]	At 31 Dec 2018
	£m	£m
Assets
Cash and balances at central banks	39,848	40,213
Financial assets at fair value through profit or loss	3,867	23,256
Derivative financial instruments	11,162	11,293
Financial assets at amortised cost	491,329	474,709
Financial assets at fair value through other comprehensive income	26,896	24,368
Other assets	23,006	19,685
Total assets	596,108	593,524

Liabilities
Deposits from banks	27,421	26,263
Customer deposits	394,277	391,251
Deposits from fellow Lloyds Banking Group undertakings	14,574	19,663
Financial liabilities at fair value through profit or loss	8,213	17,730
Derivative financial instruments	10,916	10,911
Debt securities in issue	77,011	64,533
Subordinated liabilities	13,058	12,745
Other liabilities	12,489	10,678
Total liabilities	557,959	553,774

Shareholders’ equity	34,865	36,460
Other equity interests	3,217	3,217
Non-controlling interests	67	73
Total equity	38,149	39,750
Total equity and liabilities	596,108	593,524

[1]	Restated. See basis of presentation.
[2]	Reflects adoption of IFRS 16. See basis of presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ W Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer

Dated:	31 October 2019